Terns Pharmaceuticals, Inc.

1065 East Hillsdale Blvd., Suite 100

Foster City, CA 94404

June 29, 2023

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, DC 20549

Attn: Christine Torney

Kevin Vaughn

Re: Terns Pharmaceuticals, Inc.

Form 10-K for the Year Ended December 31, 2022

File No. 001-039926

Dear Ms. Torney and Mr. Vaughn:

This letter sets forth the response of Terns Pharmaceuticals, Inc. (the “Company”) to the comment from the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) contained in its comment letter dated June 22, 2023, relating to the above referenced Form 10-K for the fiscal year ended December 31, 2022 (the “2022 Form 10-K”) as filed with the Commission on March 27, 2023.

Set forth below is the Company’s response to the Staff’s comment. For your convenience, the comment is reprinted below in italics, followed by the Company’s response.

Form 10-K for the Year Ended December 31, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Research and Development Expenses, page 127

1.
Please provide proposed disclosures to be included in future filings to separately quantify your research and development expenses for each of your most significant drug candidate project/programs. To the extent you do not track your research and development cost by drug candidate project/program, please disclose this fact, and provide separate quantification of unallocated expenses by nature or type.

U.S. Securities and Exchange Commission

June 29, 2023

Response:

In response to the Staff’s comment, the Company proposes to add in its future filings, beginning with the Form 10-Q for the quarter ending June 30, 2023, disclosure consistent with the proposed disclosure set forth on Annex A to this letter for as long as research and development expenses continue to represent a significant portion of the Company’s total expenses. The Company anticipates that the proposed disclosure would be included in Part I, Item 2, Management’s Discussion and Analysis of Financial Condition and Results of Operations under the caption “Results of operations - Research and development expenses”.

* * * *

Please direct any questions or further comments concerning the 2022 Form 10-K or this response letter to the undersigned at (650) 525-5535.

Sincerely,

/s/ Mark Vignola
Mark Vignola Chief Financial Officer

cc:	Bryan Yoon, Terns Pharmaceuticals, Inc.

Brian Johnson, WilmerHale

U.S. Securities and Exchange Commission

June 29, 2023

ANNEX A

The following table summarizes our research and development expenses for the three and six months ended June 30, 2023 and 2022:

	Three Months Ended June 30,			Six Months Ended June 30,
(in thousands)	2023	2022	Change	2023	2022	Change
Research and development expenses
External expenses by program:
TERN-701	$	$	$	$	$	$
TERN-501 in combination with TERN-101
TERN-601
Other programs
Total external expenses
Unallocated internal expenses:
Personnel-related expenses
Other expenses
Total research and development expenses	$	$	$	$	$	$